Exhibit 10.9

ASSIGNMENT AGREEMENTFOR CONSTRUCTION

This Assignment Agreement is dated the 1st day of December, 2010, by and between **PENNDEL LAND CO.**, of P.O. Box 124, Red Lion, PA 17356, hereinafter referred to as "**Penndel**;" and **GLOBAL TRANSPORTATION & INFRASTRUCTURE, INC.**, of P.O. Box 125, Red Lion, PA 17356, hereinafter referred to as "**Global Transportation**."

WHEREAS, Penndel and Global Transportation are business corporations organized and existing under the laws of the State of Delaware; and

WHEREAS, ALABAMA TOLL FACILITIES, INC., hereinafter referred to as "**ATFI**," an Alabama corporation, has secured all necessary approvals by certain Joint Resolutions enacted by the House and Senate of the Alabama Legislature for the construction of a project consisting of the financing, construction and operation of a four-lane tell bridge and highway running from a point south of Huntsville International Airport, crossing the Tennessee River and continuing approximately 41 miles to the City of Cullman, Alabama, and continuing in a north-south corridor running east of Tuscaloosa, Alabama, and extending to the southernmost portion of the State of Alabama at Orange Beach, for a total of 357 miles, hereinafter referred to as "the Project;" and

WHEREAS, ATFI and Penndel on September 23, 2009, entered into an agreement for Penndel to do and perform all required tasks and actions to develop and construct the Project as agent and representative of ATFI by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities; and

WHEREAS, said Agreement dated September 23, 2009 has been assigned on December   2010, by Penndel to Global Transportation, and

WHEREAS, on April 12, 2010, through an Agreement for Construction, ATFI and Penndel entered into a contract establishing and setting forth the compensation to be paid to Penndel as a fee for its services, together with other standards, covenants, policies, allocations of responsibility and protocols relevant thereto, which is attached hereto as "Exhibit A;" and

WHERAS, Penndel, with the approval and consent of ATFI, desires to assign all its right, title and interest, together with its obligations and duties under said Agreement for Construction to Global Transportation; and

WHEREAS, Global Transportation accepts such assignment and agrees to all terms and conditions, rights and obligations thereof.

NOW THEREFORE, in consideration of the following covenants and undertakings to be performed by each party, and with the intention to be bound legally hereby, Penndel, Global Transportation and ATFI agree as follows:

1. Penndel hereby assigns irrevocably to Global Transportation all of Penndel's right, title and interest in the aforementioned Agreement for Construction dated April 12, 2010, together with all rights and duties created thereunder that have heretofore existed between ATFI and Penndel by virtue of said Agreement.

2. The parties agree that the terms of said Agreement for Construction shall remain the same except that the name of Global Transportation can be considered to have replaced the name of Penndel in paragraphs 1 through 20 thereof.

3. ATFI hereby consents to this Assignment and agrees that in all respects Global Transportation shall be substituted for Penndel with regard to all covenants, provisions, undertakings, entitlements and conditions of the said Agreement dated April 12, 2010.

4. Upon the execution of this Assignment by the parties, Penndel shall be released, removed and discharged from all obligations and duties to perform under said Agreement for Construction dated April 12, 2010, and Penndel shall no longer be entitled to the rights and benefits, compensation and commissions that may have been due to it under said Agreement.

5. Global Transportation hereby agrees that it will indemnify and hold Penndel harmless against any actions, suits, claims, damages and other legal matters and consequences of any failure by Global Transportation to perform its duties and obligations under the said Agreement for Construction dated April 12, 2010, to the satisfaction of ATFI. Global Transportation agrees that it will defend Penndel against any such actions and shall pay all costs thereof, including any cost for independent counsel retained by Penndel in such cases as its sole and separate representation. This indemnification is without qualification and extends to all officers, employees, agents and other representatives and personnel of Penndel who might by subjected to legal action as a consequence of any violation of duties by Global Transportation.

6. Global Transportation and Penndel retain the right to enter into such additional commission and compensation arrangements between themselves as they may be separate contract provide, which shall be in place of any rights to compensation of Penndel under the Agreement for Construction.

7. This Assignment of Agreement for Construction shall be construed according to and governed by the laws of the Commonwealth of Pennsylvania. Venue for any legal actions between the parties involving this Agreement and/or the Project shall be in York County, Pennsylvania.

8. Any and all notices, demands, or other communications required or desired to be given hereunder by any party shall be in writing and shall be validly given or made to another party if personally served, or if deposited in the United States mail, certified or registered, postage prepaid, return receipt requested. If such notice or demand is served personally, notice shall be deemed constructively made at the time of such personal service. If such notice, demand or other communication is given by mail, such notice shall be conclusively deemed given five days after deposit thereof in the United States mail addressed to the party to whom such notice, demand or other communication is to be given as follows:

If to Penndel: Steven Trout, President
c/o ISL
3500 South DuPont Highway
Dover, DE 19901

If to Global
Transportation: James Becker, President
P.O. Box 125
Red Lion, PA 17356

Any party hereto may change its address for purposes of this paragraph by written notice given to the other in the manner provided above.

(Balance of Page Intentionally Left Blank)

9. If any provision of this Agreement, or any portion thereof, is held to be invalid and unenforceable, then the remainder of this Agreement shall nevertheless remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Assignment of Agreement for Construction as of the day and year first above written.

PENNDEL LAND CO.

By: _____ CEO

GLOBAL TRANSPORTATION & INFRASTRUCTURE, INC.

By: _____

The foregoing Assignment is consented to by:

ALABAMA TOLL FACILITIES, INC.

By: _____

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